SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRETORS’ MEETING
HELD ON OCTOBER 06th, 2014

DATE, TIME AND PLACE: October 6th 2014, at 01:30pm, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro and Oscar Cicchetti, either in person or by means of video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified the absence of Messrs. Piergiorgio Peluso and Rodrigo Modesto de Abreu. Mr. Jaques Horn also attended this meeting as Legal Officer and Secretary.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To resolve on the capital increase related to the Long Term Incentive Plan of the Company; (2) To resolve on amendments of the Compensation Committee’s attributions; (3) To resolve on the composition of the Board of Executive Officers of the Company and its subsidiaries; and (4) Presentation about the Instituto TIM.

RESOLUTIONS:  Upon review and discussion of the subject included in the Agenda the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) To approve the capital increase, irrespective of an amendment to these By-laws, within the limits of the authorized capital, as provided in Section 7 of the Company’s By-laws and in Section 168 of Law No. 6,404/76, in the amount of R$7,226,875.81 (Seven million, two hundred and twenty-six thousand, eight hundred and seventy-five Brazilian Reais and eighty-one cents), through the issuance of 896,479 (Eight hundred and ninety-six thousand, four hundred and seventy-nine) common shares all nominative, book-entry and with no-par value, an issue price of R$8,00614 each, related to the 2nd Grant of the Long Term Incentive Plan (“Plan”), approved by the Extraordinary General Meeting held on August 5th, 2011, by the respective beneficiaries.

The shares are issued with exclusion of the preemptive rights to the shareholders, under paragraph 3rd, Section 171 of Law 6,404/76 and paragraph 1st, Section 7 of the Company’s By-Laws, and will equally share the all benefits, including dividend payment or eventual capital compensation, that may be approve herein after. The capital increase here by approved is based on the proposal of the administration of the Company, pursuant the material that is filed at the Company’s head offices.

Thereafter, the subscribed and fully-paid capital stock will be increased from R$ 9,906,187,545,93 (Nine billion, nine hundred and six million, one hundred and eighty-seven thousand, five hundred and forty-five Brazilian Reais and ninety-three cents), divided into 2,420,136,000 (Two billion, four hundred and twenty million, one hundred and thirty-six thousand) common shares all nominative, book-entry and with no-par value, to R$ 9,913,414,421.74 (Nine billion, nine hundred and thirteen million, four hundred and fourteen thousand, four hundred and twenty-one Brazilian Reais, and seventy-four cents), divided into 2,241,032,479 (Two billion, two hundred and forty-one million, thirty-two thousand and four hundred and seventy-nine) common shares all nominative, book-entry and with no-par value.

The Company will not exercise the preemptive rights provided in the Plan.

The Board of Officers of the Company is authorized to practice all acts and take all necessary and mandatory measures to the execution of the resolutions provided in this minute.

(2) The Board of Directors reviewed the Internal Rules of the Remuneration Committee and their duties, deciding to keep unaltered the current rules of this committee;

(3) (3.1) Initially, the Board Members were informed about the resignations of Mr. Lorenzo Federico Zanotti Lindner  to his positions as Chief Operations Officer of the Company and your wholly-owned subsidiary, TIM Celular S.A (“TCEL”), and as Director of Intelig Telecomunicações Ltda. (“INTELIG”), resignations effective as of September 30th, 2014.

(3.2) In view of Mr. Lorenzo Federico Zanotti Lindner resignation, the Company's Board of Statutory Officers shall be composed of 07 (seven) members: Messrs. Rodrigo Modesto de Abreu, Chief Executive Officer; Claudio Zezza, Chief Financial Officer; Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer; Mario Girasole, Regulatory and Institutional Affairs Officer; Roger Sole Rafols, Chief Marketins Officer; Rogério Tostes Lima, Investor relations officer and Jaques Horn, Legal Officer.

(3.3) As provided by Article 22, item XXIV of the Company’s By-laws, the Board of Directors indicates Messrs. (i) Guglielmo Noya, Italian citizen, married, engineer, bearer of the RNE No. V9561719-Y, domiciled at Avenida das Américas, Nº. 3434, Building 6, 5th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, and (ii) Jaques Horn, Brazilian citizen, married, lawyer, bearer of the Identification Card No. 70.654, issued by OAB/RJ in may 08th, 2008, enrolled before the CPF/MF under Nr. 846.062.237-15, domiciled at Avenida das Américas, Nº. 3434, Building 6, 5th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, for the positions of  Director of INTELIG, subsidiary of the Company. Once approved the indication above mentioned, the Board of Statutory Officers of Intelig shall be composed by Messrs. Alex Martins Salgado, Chief Executive Officer; Jaques Horn and Guglielmo Noya, Officers; and

(4) Mr. Mario Girasole, Regulatory and Institutional Affairs Officer, presented the activities carried out by Instituto TIM, according to the material that is filed at the Company’s head offices.

Before the meetings’ end, Mr. Franco Bertone requested Mr. Mario Girasole to report to the Board of Directors about the results achieved by the Company's subsidiaries in their participation in the Auction Nr. 002/2014, 700Mhz frequency (“Auction of 4G, 700Mhz Frequency”), carried out by the National Agency of Telecommunications – ANATEL (“ANATEL”) all in accordance with the material that is filed at the Company’s head offices.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Manoel Horacio Francisco da Silva, Mario Di Mauro and Oscar Cicchetti.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), October 06th, 2014.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 06, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.